UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM SD

Specialized Disclosure Report

BROOKS AUTOMATION, INC.

(Exact Name of Registrant as Specified in Charter)

Delaware	0-25434	04-3040660
(State or Other Jurisdiction of Incorporation)	(Commission File Number)	(IRS Employer Identification No.)

15 Elizabeth Drive, Chelmsford, MA	01824
(Address of Principal Executive Offices)	(Zip Code)

Jason W. Joseph	978-262-2400

Name and telephone number, including area code, of the person to contact in connection with this report.

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

☒	Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2017.

Section 1 - Conflict Minerals Disclosure

Item 1.01  Conflict Minerals Disclosure and Report

A copy of the Conflict Minerals Report of Brooks Automation, Inc. for calendar year 2017 is filed as Exhibit 1.01 to this Form SD and is publicly available on Brooks Automation Inc.'s website at http://www.brooks.com/company/about-brooks/corporate-responsibility.

Item 1.02 Exhibit

The Conflict Minerals Report required by Item 1.01 is filed as Exhibit 1.01 to this Form SD.

Section 2 - Exhibits

Item 2.01  Exhibits

The following Exhibit is filed as a part of this report:

Exhibit 1.01          Conflict Minerals Report for the year ended December 31, 2017

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

BROOKS AUTOMATION, INC.
/s/ Jason W. Joseph
Jason W. Joseph Senior Vice President, General Counsel and Secretary	Date: May 31, 2018